June 19, 2019

Carla A. Leibold
Chief Financial Officer and Treasurer
Customers Bancorp, Inc.
1015 Penn Avenue, Suite 103
Wyomissing, PA 19610

       Re: Customers Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-35542

Dear Ms. Leibold:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services